FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

May 12, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 12, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the commencement of resource expansion drilling at their Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports the start of resource expansion drilling at the Livengood Gold Project.  The Issuer plans to drill approximately 42,000 metres in 150-175 holes within the core target area, which covers an area of approximately 1.5 square kilometres.  The resource expansion program will focus on the higher-grade Lillian Zone of the deposit and is designed to double the size of the 2.0M ounce inferred gold resource (87.8 Mt at a grade of 0.71 g/t using a 0.50 g/t gold cutoff) (See NR-08-06) which is contained within the global inferred resource of 3.3 M ounces of gold (188 Mt at a grade of 0.54 g/t gold using a 0.30 g/t gold cutoff) (Figure 1).  The Lillian Zone has returned a number of higher grade intervals such as 8.8 metres of 9.95 g/t gold, 8.5 metres of 9.64 g/t gold and 3.5 metres @ 7.33 g/t gold contained within thick (greater than 50 metre) intervals averaging above 1 g/t gold.

The grade-tonnage curve produced from the initial resource calculation using 48 drill holes indicates there is a significant potential to define a large resource at Livengood.  With just 25% of the core target area drilled to date, the Issuer considers that the upside potential for the deposit is enormous.  Readers are cautioned that mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Figure 1.  Livengood grade tonnage curve for initial inferred resource

The drill program, which is expected to continue until December 2008, will utilize two large reverse circulation drills and one core drill operating 24 hours per day seven days a week.  The plan is to grid drill an area of roughly 2 kilometres by 800 metres, with a nominal drillhole spacing of 75 metres.  The program will test both the volcanic hosted and higher grade sediment hosted targets within the main structural corridor (Figure 2).

Mineralization outcrops at the surface and extends to the current depth of drilling (approximately 250 metres), with an average of 30% of all holes mineralized above the 0.25 g/t gold cutoff grade.  In addition, the Issuer has also begun baseline environmental studies as well as an expanded metallurgical program to better characterize the primary ore types in the Livengood deposit.

To ensure the efficient and effective development of the Livengood deposit, the Issuer has hired Mr. Robert Butts as project manager.  Mr. Butts was instrumental in working with Mr. Pontius during the discovery and development of the Cripple Creek deposit in Colorado.  Cripple Creek is a large low-grade bulk tonnage deposit, which has now exceeded 15M ounces of gold in combined production and resource.

Figure 2: Outline of Lillian Zone (Red Box) 2008 grid drill area, Livengood Project.

Livengood Project Overview

The Livengood project is 100% owned by the Issuer.  It is located 100 kilometres north of Fairbanks, Alaska on the all weather paved Elliot Highway which provides year round access and excellent logistics.  The project is 80 kilometres north of the Fort Knox Mine, Alaska’s largest gold mine.

Drilling in 2006 and 2007 by the Issuer at Livengood has shown that the gold mineralization is hosted primarily in a sequence of Devonian sediments and volcanics.  These units represent favourable hosts and are pervasively mineralized throughout the core project area.  The gold mineralization at Livengood is believed to be related to a 90Ma Cretaceous magmatic event and would therefore be part of the regional Mid Cretaceous mineralizing event which produced the Pogo Deposit (5M ounces of gold) and the Fort Knox deposit (10M ounces of gold).  Initial gold recovery tests indicate that the bulk of the mineralization encountered to date is highly amenable to cyanide recoveries (NR-08-06).

Qualified Person

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO.

Qualified Person and Quality Control/Quality Assurance

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

May 12, 2008